Exhibit 99.2

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2020

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2020

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___________________________

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COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

(Unaudited)

	June 30,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$3,672	$3,791
Trade receivables	321	79
Other accounts receivable and prepaid expenses	750	270
Restricted deposit	12	12
Inventory	730	888
Total current assets	5,485	5,040
Non-current assets:
Restricted deposit	167	168
Operating lease right-of-use assets	3,048	3,215
Property and equipment, net	2,248	2,329
Total non-current assets	5,463	5,712
Total assets	$10,948	$10,752

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

(Unaudited)

	June 30,	December 31,
	2020	2019
Liabilities and shareholders’ equity
Current liabilities:
Loan	$12	$24
Accounts payable:
Trade payables	559	833
Accrued liabilities and other	866	1,203
Operating lease liabilities	442	455
Deferred revenues	297	942
Total current liabilities	2,176	3,457
Non-current liabilities:
Derivatives	42	68
Operating lease liabilities	2,953	3,139
Total non-current liabilities	2,995	3,207
Total liabilities	5,171	6,664

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of June 30, 2020 and December 31, 2019; issued and outstanding: 6,467,536 and 5,670,829 ordinary shares as of June 30, 2020 and December 31, 2019, respectively	2,713	2,368
Additional paid in capital and warrants	74,865	69,949
Currency translation differences	(969)	(969)
Accumulated deficit	(70,832)	(67,260)
Total shareholders’ equity	5,777	4,088
Total liabilities and shareholders’ equity	$10,948	$10,752

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2020	2019	2020	2019
Revenue from product sales	$1,228	$1,048	$713	$606
Revenue from service	204	152	110	-
Total Revenue	1,432	1,200	823	606
Cost of Revenue	1,223	883	748	463
Gross Profit	209	317	75	143

Operating expenses:
Research and development, net	1,812	1,856	1,002	1,084
General, administrative and marketing	2,017	1,749	986	820
Total operating loss	3,620	3,288	1,913	1,761
Financial income	26	48	9	630
Financial expenses	(6)	(6)	(2)	(6)
Exchange differences	28	(242)	(65)	(111)
Financial income (expenses), net	48	(200)	(58)	513
Loss for the period	$3,572	$3,488	$1,971	$1,248
Basic and diluted loss per ordinary share	$0.52	$0.75	$0.28	$0.27
Weighted average ordinary shares outstanding	6,809,666	4,660,862	6,958,109	4,661,506

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

(Unaudited)

	Ordinary shares		Additional paid-in	Currency
	Number of shares*		capital and warrants	translation differences	Accumulated deficit	Total
	In thousands	Amounts	Amounts
BALANCE AT JANUARY 1, 2019	3,815	$1,580	$60,905	$(969)	$(56,096)	$5,420
CHANGES DURING THE PERIOD:
Classification of warrants from equity to liability	-	-	(1,804)	-	-	(1,804)
Exercise of options	6	3	4	-	-	7
Share-based compensation	-	-	629	-	-	629
Comprehensive loss	-	-	-	-	(3,488)	(3,488)
BALANCE AT JUNE 30, 2019	3,821	$1,583	$59,734	$(969)	$(59,584)	$764

BALANCE AT JANUARY 1, 2020	5,671	$2,368	$69,949	$(969)	$(67,260)	$4,088
CHANGES DURING THE PERIOD:
Issuance of ordinary shares and warrants, net of issuance costs of $50	445	195	4,205	-	-	4,400
Exercise of options	16	7	60	-	-	67
Conversion of prepaid warrants to ordinary shares	320	137	(137)	-	-	-
Share-based compensation	15	6	788	-	-	794
Comprehensive loss	-	-	-	-	(3,572)	(3,572)
BALANCE AT JUNE 30, 2020	6,467	$2,713	$74,865	$(969)	$(70,832)	$5,777

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

(Unaudited)

	Ordinary shares		Additional paid-in	Currency
	Number of shares*		capital and warrants	translation differences	Accumulated deficit	Total
	In thousands	Amounts	Amounts
BALANCE AT APRIL 1, 2019	3,815	$1,580	$59,441	$(969)	$(58,336)	$1,716
CHANGES DURING THE PERIOD:
Exercise of options	6	3	4	-	-	7
Share-based compensation	-	-	289	-	-	289
Comprehensive loss	-	-	-	-	(1,248)	(1,248)
BALANCE AT JUNE 30, 2019	3,821	$1,583	$59,734	$(969)	$(59,584)	$764

BALANCE AT APRIL 1, 2020	6,464	$2,712	$74,387	$(969)	$(68,861)	$7,269
CHANGES DURING THE PERIOD:
Exercise of options	*	*	2	-	-	2
Share-based compensation	3	1	476	-	-	477
Comprehensive loss	-	-		-	(1,971)	(1,971)
BALANCE AT JUNE 30, 2020	6,467	$2,713	$74,865	$(969)	$(70,832)	$5,777

*	Represent an amount less than 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Six months ended June 30,
	2020	2019
Cash flows from operating activities:
Net cash used in operations (see Appendix A)	$(4,343)	$(2,725)
Net cash used in operating activities	(4,343)	(2,725)
Cash flows from investing activities:
Purchase of property and equipment	(246)	(1,060)
Net cash used in investing activities	(246)	(1,060)
Cash flows from financing activities:
Proceeds from issuance of shares, net	4,400	-
Exercise of options into shares	67	7
Loan paid	(12)	(8)
Payments made for equipment on financing terms	-	(17)
Net cash provided by (used in) financing activities	4,455	(18)
Decrease in cash and cash equivalents and restricted deposits	(134)	(3,803)
Cash and cash equivalents and restricted deposits at the beginning of the period	3,971	5,663
Exchange differences on cash and cash equivalents and restricted deposits	14	54
Cash and cash equivalents and restricted deposits at the end of the period	$3,851	$1,914

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Six months ended June 30,
	2020	2019
Appendix to the statement of cash flows
A. Net cash used in operations:
Loss	$(3,572)	$(3,488)
Adjustments for:
Depreciation	327	228
Share-based compensation to employees and consultants	794	629
Exchange differences on cash and cash equivalents	(14)	(54)
Financial expenses related to financial instruments	(26)	60
Net change of operating lease accounts	(32)	292
	(2,523)	(2,333)
Changes in operating asset and liability items:
Increase in trade receivables	(242)	(95)
Decrease (increase) in inventory	158	(144)
Decrease (increase) in other receivables (including long-term receivables)	(480)	11
Increase (decrease) in trade payables (including long-term payables)	(274)	156
Increase (decrease) in accrued liabilities and other payables	(337)	91
Decrease in deferred revenues (including long term deferred revenues)	(645)	(411)
	(1,820)	(392)
Net cash used in operations	$(4,343)	$(2,725)
Supplemental disclosures of non-cash investing and financing activities:
Conversion of pre-paid warrants to ordinary shares	137	-
Obtaining right of use assets in exchange for a lease liability	23	-
Classification of warrants from equity to liabilities, net	-	1,804

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

Note 1 - NATURE OF OPERATIONS:

CollPlant Biotechnologies Ltd. (the “Company”) is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs and medical aesthetics.

The Company’s revenues include income from business collaborators and sales of (i) the BioInk product for the development of 3D bioprinting of organs and tissues, (ii) sales of rhCollagen for the medical aesthetics market, and (iii) sales in Europe of the products for tendinopathy and wound healing.

The Company operates through CollPlant Ltd., a wholly-owned subsidiary (CollPlant Biotechnologies Ltd. and CollPlant Ltd. will be referred to hereinafter as “the Company” and “CollPlant”, respectively).

The Company has an accumulated deficit of approximately $70,832 as of June 30, 2020, as well as a history of net losses and negative operating cash flows in recent years. The Company expects to continue incurring losses and negative cash flows from operations until it will receive material income from business collaborators under licensing agreements and/or its products (primarily BioInk) reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with the Company’s current cash position, the Company does not have sufficient cash to meet its liquidity requirements for the following twelve months. Consequently, there is substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans include the continued collaborations with global leading companies in medical aesthetics and 3D bioprinting of organs and tissues, commercialization of the Company’s products, capital inflows from strategic partnerships and may include raising capital through the sale of additional equity securities. There are no assurances however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and raising capital, it may need to reduce activities, curtail or cease operations.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation

The unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not contain all information and notes required by US GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s consolidated financial position as of June 30, 2020, the consolidated results of operations, changes in shareholders’ equity for the three and six-month periods ended June 30, 2020 and cash flows for the six-month periods ended June 30, 2020 and 2019.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s annual financial statements for the year ended December 31, 2019, as filed in the 20-F on April 1, 2020. The condensed consolidated balance sheet data as of December 31, 2019 included in these unaudited condensed consolidated financial statements was derived from the audited financial statements for the year ended December 31, 2019 but does not include all disclosures required by US GAAP for annual financial statements.

The results for the six-month period ended June 30, 2020 are not necessarily indicative of the results expected for the year ending December 31, 2020.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continue):

b.	Principles of consolidation

The consolidated financial statements include the accounts of CollPlant Biotechnologies and its Subsidiary. Intercompany balances and transactions have been eliminated upon consolidation.

c.	Loss per share

Basic loss per share is computed on the basis of the net loss, adjusted to recognize the effect of a down-round feature when it is triggered, for the period divided by the weighted average number of ordinary shares and prepaid warrants outstanding during the period. Diluted loss per share is based upon the weighted average number of ordinary shares and of ordinary shares equivalents outstanding when dilutive. Ordinary share equivalents include outstanding stock options and warrants, which are included under the treasury stock method when dilutive. The calculation of diluted loss per share does not include options and warrants exercisable into 3,994,056 shares and 2,433,957 shares for the six and three months periods ended June 30, 2020 and 2019, respectively, because the effect would be anti-dilutive.

d.	Newly issued and recently adopted accounting pronouncements:

In June 2016, the Financial Accounting Standards Board issued an Accounting Standards Update that supersedes the existing impairment model for most financial assets to a current expected credit loss model. The new guidance requires an entity to recognize an impairment allowance equal to its current estimate of all contractual cash flows the entity does not expect to collect. The Company adopted this guidance effective January 1, 2020, with no material impact on its consolidated financial statements

e.	Fair value measurement

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into six broad levels, which are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The financial instruments which are measures at fair value are categorized as Level 3.

The carrying amount of the cash and cash equivalents, other receivable and accrued expenses and other liabilities approximates their fair value.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

NOTE 3 – SHARE CAPITAL:

a.	Changes in share capital

1)	On February 14, 2020, the Company entered into a Securities Purchase Agreement with accredited U.S. investors, pursuant to which the Company issued on March 6, 2020, in a private placement, 445,000 ordinary shares for an aggregate purchase price of $4,450.

2)	During the six-month period ended June 30, 2020, options to purchase 16,278 ordinary shares were exercised for consideration of approximately $67.

b.	Share-based compensation:

1)

Option plan

In accordance with an option plan for employees and consultants (the “Option Plan”), as amended from time to time, employees and consultants of the Company will be granted options, each exercisable into one ordinary share of the Company of NIS 1.50. The ordinary shares that will be issued in accordance with the Option Plan will have the same rights as the other ordinary shares of the Company, immediately subsequent to their issue. An option that is not exercised within 10 years from the allotment date will expire, unless the board of directors extends its validity.

Grants to employees are made in accordance with the Option Plan, and are carried out within the provisions of Section 102 of the Israel Income Tax Ordinance. In accordance with the track selected by the Company and these provisions, the Company is not entitled to claim a tax deduction for the employee benefits.

For those who are not employees of the Company, and for the Company’s controlling shareholders (as defined in the Income Tax Ordinance) options are granted in accordance with section 3(I) of the Income Tax Ordinance.

In March 2020, the Company’s board of directors extended the option plan for additional 10 years. All other terms of the plan remained unchanged.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

NOTE 3 – SHARE CAPITAL (continue):

2)	Options grants

In the six months ended June 30, 2020 and 2019, the Company granted options as follows:

	Six months ended June 30, 2020
	Number of options granted	Exercise price range	Vesting period	Expiration
Employees	317,909	$10.08	4 years	10 years
Directors	162,713	$11.06	4 years	10 years

	Six months ended June 30, 2019
	Number of options granted	Exercise price range	Vesting period range	Expiration
Employees	230,000	$5.07	4 years	7 years
Directors	286,390	$5.07	4 years	7 years
Consultants	5,000	5.07	4 years	7 years

The fair value of options granted to employees during the six months ended June 30, 2020, and 2019 was $2,960 and $1,560, respectively.

The fair value of options granted to employees on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are as follows:

	Six months ended June 30
	2020	2019
Value of ordinary share	$9.99-$10.5	$5.7-$5.9
Dividend yield	0%	0%
Expected volatility	66.05%-66.41%	61.31%-61.71%
Risk-free interest rate	0.29%-0.35%	1.87%-2.49%
Expected term	6.11 years	4 years

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

NOTE 3 – SHARE CAPITAL (continue):

2)	The following table illustrates the effect of share-based compensation on the statements of operations:

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
	U.S. dollars in thousands		U.S. dollars in thousands
Research and development expenses, net	$152	$108	$237	$215
General and administrative expenses	325	181	557	414
	$477	$289	$794	$629

NOTE 4 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Revenues by geographic area were as follows:

	Six months ended June 30,		Three months ended June 30,
	2020	2019	2020	2019
United states and Canada	$1,334	$1,080	$789	$553

Europe	98	120	$34	53

Total	$1,432	$1,200	$823	$606

b.

Revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period is $645 and $390 for the six and three months period ended June 30, 2020 and

$411 and $285 for the six and three months period ended June 30, 2019.

c.	Major customers

Set forth below is a breakdown of the Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain period):

	Six months ended June 30,		Three months ended June 30,
	2020	2019	2020	2019
Customer A	$849	$558	$500	$282

Customer B	$-	$355	$-	$187

Customer C	$469	$147	$273	$74

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

NOTE 5 – SUBSEQUENT EVENTS

On August 27, 2020, the board of directors approved, subject to shareholders approval, the grant of an aggregate of 32,000 options exercisable into 32,000 ordinary shares at an exercise price of $9.12 per share, to four of the Company's board members.

The options will vest over four years in which one quarter will vest one year after the grant date and the remaining balance will vest in equal parts at the end of each subsequent quarter.